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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                            (Amendment No.  2   )*
                                          ------

                    Emergent Information Technologies, Inc.
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                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  290931 10 4
          ----------------------------------------------------------
                                (CUSIP Number)

                               DECEMBER 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)




                               Page 1 of 9 pages
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CUSIP NO. 290931 10 4
         -------------
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1.        NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Steven S. Myers
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) [_]
                                                                    (b) [_]

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3.        SEC USE ONLY


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4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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       NUMBER OF              5.        SOLE VOTING POWER
                                        7,416,838
        SHARES
                             ---------------------------------------------------
     BENEFICIALLY             6.        SHARED VOTING POWER
                                        0
       OWNED BY
                             ---------------------------------------------------
         EACH                 7.        SOLE DISPOSITIVE POWER
                                        3,818,809
       REPORTING
                             ---------------------------------------------------
        PERSON                8.        SHARED DISPOSITIVE POWER
                                        0
         WITH
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,416,838

--------------------------------------------------------------------------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

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11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          39.1%

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12.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

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          IN
--------------------------------------------------------------------------------

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                               Page 2 of 9 pages
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CUSIP NO. 290931 10 4
         -------------
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1.        NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          STEVEN MYERS TRUST DATED DECEMBER 1, 2000
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) [_]
                                                                    (b) [_]

--------------------------------------------------------------------------------
3.        SEC USE ONLY


--------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
       NUMBER OF              5.        SOLE VOTING POWER
                                        3,598,029
        SHARES
                             ---------------------------------------------------
     BENEFICIALLY             6.        SHARED VOTING POWER
                                        0
       OWNED BY
                             ---------------------------------------------------
         EACH                 7.        SOLE DISPOSITIVE POWER
                                        3,598,029
       REPORTING
                             ---------------------------------------------------
        PERSON                8.        SHARED DISPOSITIVE POWER
                                        0
         WITH
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,598,029

--------------------------------------------------------------------------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          18.9%

--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                               Page 3 of 9 pages
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Item 1.

     (a)  Name of Issuer

          Emergent Information Technologies, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          4695 MacArthur Court, Eighth Floor
          Newport Beach, California  92660

Item 2.

     (a)  Name of Person Filing

          This Schedule 13G is being jointly file by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act") by virtue of their beneficial ownership of common stock of Emergent Information Technologies, Inc.: (i) Steven S. Myers, an individual; and
(ii) Steven Myers Trust dated December 1, 2001 (the "Trust"). Steven S. Myers and the Trust are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into an Agreement Regarding the Joint Filing of Schedule 13G, dated February 13, 2001, a copy of which is filed with this Schedule 13G as Exhibit 2, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

          The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this
Schedule 13G.


     (b)  Address of Principal Business Office or, if none, Residence

          4695 MacArthur Court, Eighth Floor
          Newport Beach, California  92660

     (c)  Citizenship

     The Trust is established under the laws of the State of California and Steven S. Myers is a citizen of the United States

     (d)  Title of Class of Securities

          Common Stock, no par value

     (e)  CUSIP Number

          290931 10 4


Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Not Applicable

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);




                               Page 4 of 9 pages
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     (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
     (e)  [_]  An investment adviser in accordance with (S)240.13d-
               1(b)(1)(ii)(E);
     (f)  [_]  An employee benefit plan or endowment fund in accordance with
               (S)240.13d-1(b)(1)(ii)(F);
     (g)  [_]  A parent holding company or control person in accordance with
               (S)240.13d-1(b)(1)(ii)(G);
     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j)  [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Steven S. Myers:  7,416,838 shares*
          The Trust:  3,598,029 shares

     * 3,598,029 shares are owned directly by Mr. Myers as the trustee and sole beneficiary of the Trust. An additional 41,980 shares are owned by Mr. Myers in his personal account. 178,800 of the indicated shares are directly owned by Summit Aviation, Inc., the sole shareholder of which is Mr. Myers and 3,598,029 of the indicated shares are directly owned by Paula K. Mathis as trustee of the Paula K. Mathis Trust dated November 17, 2000 (the "PKM Trust"). Mr. Myers, as an individual, holds the right to vote the shares directly owned by the PKM Trust pursuant to a marital settlement agreement, but has no beneficial ownership of the assets of the PKM Trust.

     (b)  Percent of class:

          Steven S. Myers:  39.1%
          The Trust:  18.9%


     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote

          Steven S. Myers: 7,416,838
          The Trust:  3,598,029

          (ii)  Shared power to vote or to direct the vote

          Steven S. Myers: 0
          The Trust:  0

          (iii) Sole power to dispose or to direct the disposition of:

          Steven S. Myers:  3,818,809

                               Page 5 of 9 pages
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          The Trust:  3,598,029


          (iv) Shared power to dispose or to direct the disposition of:

          Steven S. Myers: 0
          The Trust: 0


Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Instruction: Dissolution of a group requires a response to this item.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          The Reporting Persons have filed this Schedule 13G as a group pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act. The identity of each member of the group is set forth in Exhibit 1 attached hereto.
                                    ---------

The Reporting Persons have entered into an Agreement Regarding the Joint Filing of Schedule 13G, dated February 13, 2001, a copy of which is attached as Exhibit
                                                                         -------
2 hereto, pursuant to which they have agreed to file one joint statement on
-
behalf of both of them with respect to the subject matter of this Schedule 13G.

Item 9.   Notice of Dissolution of Group.

          The STEVEN MYERS AND PAULA MATHIS REVOCABLE TRUST DATED June 24, 1992 was terminated effective December 1, 2000 pursuant to a plan of marital dissolution. All further filings with respect to securities reported herein shall be filed by Steven S. Myers and Paula Mathis in their individual capacity.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 6 of 9 pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          February 14, 2001
                                                    ----------------------------
                                                                Date

                                                        /s/ Steven S. Myers
                                                    ----------------------------
                                                              Signature


                                                           Steven S. Myers
                                                    ----------------------------
                                                              Name/Title


                                                    STEVEN S. MYERS TRUST DATED
                                                    DECEMBER 1, 2000

                                                           February 14, 2001
                                                    ----------------------------
                                                                 Date

                                                          /s/ Steven S. Myers
                                                    ----------------------------
                                                               Signature


                                                    By: Steven S. Myers, Trustee
                                                    ----------------------------
                                                               Name/Title



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 7 of 9 pages
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                                   Exhibit 1

                    IDENTIFICATION OF MEMBERS OF THE GROUP
                    --------------------------------------

     1.   Steven S. Myers

     2.   Steven S. Myers Trust Dated December 1, 2000

                               Page 8 of 9 pages
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                                   Exhibit 2

             AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G
             ----------------------------------------------------

The undersigned hereby agree as follows:

     (1) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

     (2) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:    February 13, 2001

                                    /s/ Steven S. Myers
                                    --------------------------------------------
                                    STEVEN S. MYERS


                                    STEVEN S. MYERS TRUST DATED DECEMBER 1, 2000

                                    By:  /s/ Steven S. Myers
                                         ---------------------------------------
                                         STEVEN S. MYERS

                               Page 9 of 9 pages